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Management's Discussion and Analysis
for the three months ended March 31, 2007

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of May 7, 2007, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the three months ended March 31, 2007. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2006 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three months ended March 31, 2007.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and it subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Brazil, Chile and Russia. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited quantity of silver.

        The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	389,394	362,395	26,999	7%
Gold equivalent ounces — sold(a)	378,167	371,818	6,349	2%
Metal sales	$245.7	198.3	$47.4	24%
Cost of sales(b)	$124.1	121.5	$2.6	2%
Accretion and reclamation expense	$3.0	3.0	$—	0%
Depreciation, depletion and amortization	$30.3	29.2	$1.1	4%
Operating earnings	$65.6	22.4	$43.2	193%
Net earnings	$68.5	8.9	$59.6	670%
Basic earnings per share	$0.16	0.03	$0.13	433%
Diluted earnings per share	$0.15	0.03	$0.12	400%
Cash flow from operating activities	$90.2	20.1	$70.1	349%
Average realized gold price per ounce	$650	532	$118	22%
Cost of sales per equivalent ounce sold	$328	327	$1	0%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2007 was 48.89:1, compared with 57.03:1 for the first quarter of 2006.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

2.     Impact of Key Economic Trends

        Kinross' 2006 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2006 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the first quarter of 2007 was $650 per ounce, ranging in price from a low of $608 per ounce to a high of $686 per ounce. This price compares with an average of $554 per ounce during the first quarter of 2006. The Company realized an average price of $650 per ounce on its sales of gold during the quarter.

Foreign currencies

        Kinross receives its revenues through the sale of gold in U.S. dollars. However, Kinross has operations in Canada, Brazil, Chile and Russia, where a portion of the operating costs and capital expenditures are denominated in the local currency. Therefore, movements in the exchange rate between the currencies of these countries and the U.S. dollar have an impact on profitability and cash flow. The Canadian dollar and Chilean peso were weaker against the U.S. dollar in the first quarter of 2007, while the Brazilian real and the Russian ruble were both stronger against the U.S. dollar as compared to the first quarter of 2006.

Inflationary cost pressures

        Although the pressure of rising development and operating costs with respect to labour, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Kinross continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improve on the efficient use of materials and supplies.

3.     Outlook

        The Company expects 2007 annual gold equivalent production to meet the previously forecasted production of 1.65 million ounces with 389,394 ounces produced in the first quarter. Gold equivalent production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as new projects come on stream.

        Capital expenditures in 2007 are expected to be approximately $450 million (exclusive of the Kupol project) which includes the Paracatu expansion and Kettle River — Buckhorn project. The Company is currently undertaking a detailed review of forecasted total capital costs for the Kupol project.

        General and administrative expense is expected to be approximately $56 million and exploration and business development is expected to be approximately $55 million in 2007. The Company anticipates that reclamation spending will be approximately $29 million.

        It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs in 2007.

4.     Developments

Acquisition of Bema Gold Corporation

        The acquisition by Kinross of 100% of the outstanding shares of Bema Gold Corporation ("Bema") was completed on February 27, 2007.

        As a result of the acquisition, Kinross acquired the other 50% interest in Compañia Minera Maricunga ("CMM"), the owner of the Maricunga mine (formerly referred to as Refugio) that it did not already own. Kinross acquired Bema's 75% interest in the Closed Joint Stock Company, Chukotka Mining and Geological Company ("CMGC") which is developing the

Kupol gold-silver project, as well as the 90% interest in the Julietta mine, both of which are located in the Russian Federation. Also included in the acquisition is a 49% interest in Compañia Minera Casale, the owner of the Cerro Casale gold-copper deposit in Chile. The acquisition of Bema allows Kinross to maintain a significant presence in the Russian Federation with Kupol and Julietta, now that the Kubaka mine has ceased mining operations, and to consolidate ownership of the Maricunga mine. It also adds a significant new property, in Cerro Casale, to Kinross' portfolio of projects.

        Consolidated results of operations include the results of these acquired operations commencing on February 27, 2007.

        Total consideration for Bema was $2.9 billion, consisting primarily of shares issued by Kinross, as acquirer. The acquisition is accounted for as a purchase business acquisition. The value of the shares issued is based on the five day weighted average closing price on the New York Stock Exchange, two days prior, the day of and two days after the day of announcement of the acquisition, November 6, 2006.

Kinross shares issued	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

$2,888.2

        The Company has allocated the purchase price on a preliminary basis, based on management's estimates and the best available information at the time these financial statements were prepared. Over the next several months, the Company will finalize the allocation of the purchase price based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

Total current assets	$127.5
Property, plant and equipment (including mineral interests)	1,773.4
Other long-term assets	160.1
Total liabilities	(870.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

        Although the final results of the allocation are unknown at this time, it is anticipated that the allocation may result in a change to the values attributable to tangible assets, property, plant and equipment, including mineral interests, and goodwill.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended March 31,
(in millions, except ounces and per share amounts)	2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	389,394	362,395	26,999	7%
Gold equivalent ounces — sold(a)	378,167	371,818	6,349	2%
Metal sales	$245.7	$198.3	$47.4	24%
Cost of sales(b)	$124.1	$121.5	$2.6	2%
Accretion and reclamation expense	$3.0	$3.0	$—	0%
Depreciation, depletion and amortization	$30.3	$29.2	$1.1	4%
Operating earnings	$65.6	$22.4	$43.2	193%
Net earnings	$68.5	$8.9	$59.6	670%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2007 was 48.89:1, compared with 57.03:1 for the first quarter of 2006.

(b)
Cost of sales exclude accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent ounces produced in the first quarter of 2007 when compared to the same period 2006 increased by 7% to 389,394 ounces. Increases achieved at Fort Knox, Porcupine Joint Venture, La Coipa, Musselwhite and Maricunga were partially offset by declines in production at Paracatu and Crixás, with production at Round Mountain relatively unchanged. There were an additional 18,748 gold equivalent ounces included in March 2007 production due to the addition of the Julietta mine and the additional interest in the Maricunga mine that were acquired from Bema in February 2007.

  •
  During the first quarter of 2007, gold equivalent sales increased to 378,167 ounces from 371,818 ounces in the same period in 2006. Gold equivalent sales were lower than production in the first quarter of 2007 as a result of delays in finalizing delivery of finished goods from Fort Knox and Porcupine Joint Venture at the end of the quarter. In addition, sales in 2006 included approximately 19,000 ounces in residual production from properties that were winding down operations, and sales in 2007 included 24,248 gold equivalent ounces due to the additional interest in Maricunga and Julietta mines.

  •
  Metal sales increased primarily due to a 22% increase in the average realized gold price in the first three months of 2007 as compared to the first three months of 2006, plus the increase in ounces sold during the period.

  •
  Operating earnings improved in the first quarter of 2007 as compared to the first quarter of 2006, reflecting the higher average realized gold price which increased more than the underlying cost of sales. Operating earnings increased due to a realized gain of $6.5 million on the disposition of the Lupin mine in February of 2007, partially offset by increases in other operating costs, exploration and business development and general and administrative expenses compared to the first quarter in 2006.

Operating Earnings by Segment

	Three months ended March 31,
(in millions)	2007	2006	Change	% Change(d)
Fort Knox	$14.8	$9.1	$5.7	62.6%
Round Mountain	28.1	17.7	10.4	58.8%
Porcupine Joint Venture	4.9	(0.2)	5.1	nm
Paracatu	8.0	6.0	2.0	33.3%
La Coipa	15.7	5.0	10.7	214.0%
Crixás	8.3	5.7	2.6	45.6%
Musselwhite	0.2	(1.0)	1.2	nm
Maricunga(a)	6.5	5.7	0.8	14.0%
Kettle River	(1.9)	(1.6)	(0.3)	nm
Julietta(b)	(1.5)	—	(1.5)	nm
Other operations(c)	(2.9)	(3.3)	0.4	nm
Corporate	(14.6)	(20.7)	6.1	nm

Total	$65.6	$22.4	$43.2	192.9%

(a)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(b)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.

(c)
Other operations include Kubaka.

(d)
"nm" refers to not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended March 31,
	2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,261	3,910	351	(9%	)
Tonnes processed (000's)	2,981	3,183	(202)	(6%	)
Grade (grams/tonne)	0.98	0.91	0.07	8%
Recovery	88.3%	85.3%	3.0%	4%
Gold equivalent ounces:
Produced	82,714	79,677	3,037	4%
Sold	72,765	67,608	5,157	8%
Financial Data (in millions)
Metal sales	$47.5	$37.1	$10.4	28%
Cost of sales(a)	23.8	21.5	2.3	11%
Accretion and reclamation expense	0.3	0.3	—	0%
Depreciation, depletion and amortization	8.0	6.0	2.0	33%

	15.4	9.3	6.1	66%
Exploration	0.5	0.1	0.4	400%
Other	0.1	0.1	—	0%

Segment earnings	$14.8	$9.1	$5.7	63%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent production at Fort Knox increased 4% due to an increase in the recovery rate and higher grade partially offset by a decrease in the number of tonnes processed due to an increase in the hardness of ore processed. Production was down due to unscheduled maintenance and repairs, which reduced mill throughput.

  •
  The increase in gold equivalent ounces sold of 8% due to an increase in production and a higher gold price in the first quarter of 2007 as compared to the first quarter in 2006 resulted in a 28% increase in revenue.

  •
  Cost of sales was negatively impacted by increases in revenue-based royalties, higher consumable costs, in particular for fuel and tires, plus increased equipment rental costs.

  •
  The increase in depreciation expense in the first quarter of 2007 as compared to the same period in 2006 reflects Phase VI of the mine expansion coming into production in late 2006 and an increase in the number of ounces sold.

  •
  Exploration expense increased due to drilling in preparation of a potential Phase VII expansion.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended March 31,
	2007	2006	Change	% Change
Operating Statistics(b)
Tonnes ore mined (000's)(a)	5,975	5,812	163	3%
Tonnes processed (000's)(a)	9,557	12,981	(3,424)	(26%	)
Grade (grams/tonne)	0.47	0.58	(0.11)	(19%	)
Gold equivalent ounces:
Produced	84,280	85,091	(811)	(1%	)
Sold	83,720	94,067	(10,347)	(11%	)
Financial Data (in millions)
Metal sales	$55.0	$51.7	$3.3	6%
Cost of sales(c)	24.2	27.6	(3.4)	(12%	)
Accretion and reclamation expense	0.4	0.4	—	0%
Depreciation, depletion and amortization	1.7	5.6	(3.9)	(70%	)

	28.7	18.1	10.6	59%
Exploration	0.6	0.4	0.2	50%

Segment earnings	$28.1	$17.7	$10.4	59%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent production levels remained substantially the same in the first three months of 2007 as compared to the same period in 2006 as a result of ounces recovered in the first quarter of 2007 that had been expected in the last quarter of 2006 from the dedicated leach pad. Tonnes processed were down 26% in the first quarter of 2007 as compared to the same period in 2006 as a result of depleting stockpiles in 2006, thereby delivering fewer tonnes to the dedicated pad, partially offset by pre-crushing of sulphide ore, which increased mill throughput. Lower grade was encountered in the upper areas of the expansion, consistent with plan as higher grades occur deeper in the ore body.

  •
  The increase in revenue from metal sales of 6% was due to a higher realized gold price which was partially offset by the lower number of ounces sold.

  •
  Cost of sales decreased 12% in the first quarter of 2007 when compared to the first quarter of 2006 as a result of fewer ounces sold, lower prices for fuel and electricity, and reduced health care costs. These reductions were partially offset by higher wages, higher revenue-based royalties and taxes, increases in the cost of tires and lubricant price increases.

  •
  The 70% decrease in depreciation in the first quarter of 2007 is the result of higher depreciation expense in the first quarter of 2006 which was partially based on higher depreciation included in inventory at the end of 2005.

Porcupine Joint Venture (49% ownership; Goldcorp 51% and operator) — Canada

	Three months ended March 31,
	2007	2006	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	4,366	6,177	(1,811)	(29%	)
Tonnes processed (000's)(a)	963	997	(34)	(3%	)
Grade (grams/tonne)	2.49	2.17	0.32	15%
Recovery	93.9%	90.3%	3.6%	4%
Gold equivalent ounces:
Produced	35,800	30,132	5,668	19%
Sold	33,528	32,153	1,375	4%
Financial Data (in millions)
Metal sales	$22.0	$17.8	$4.2	24%
Cost of sales(b)	14.1	14.1	—	0%
Accretion and reclamation expense	0.4	0.5	(0.1)	(20%	)
Depreciation, depletion and amortization	2.3	2.3	—	0%

	5.2	0.9	4.3	478%
Exploration	0.2	0.8	(0.6)	(75%	)
Other	0.1	0.3	(0.2)	(67%	)

Segment earnings (loss)	$4.9	$(0.2)	$5.1	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)
"nm" refers to not meaningful.

First quarter 2007 vs. first quarter 2006

  •
  Significant improvements in the grade of ore mined and the rate of recovery in the first quarter of 2007 as compared to the first quarter of 2006 from underground operations combined to generate a 19% increase in gold equivalent production, although lower quantities of ore were processed. Production was down due to reduced equipment availability, longer hauls and poor road conditions due to the spring thaw.

  •
  The total quantity of gold equivalent ounces sold increased 4%, and with a higher gold price in 2007 over the same period in 2006, sales revenue increased 24%. The number of gold equivalent ounces sold was lower than the increase in production as a result of delivery delays of finished goods inventory.

  •
  Cost of sales, accretion and reclamation, depreciation, depletion and amortization expenses are relatively unchanged from the first three months in 2006 to the same period in 2007, reflecting slightly higher costs.

Paracatu (100% ownership and operator) — Brazil

	Three months ended March 31,
	2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,686	4,095	591	14%
Tonnes processed (000's)	4,633	4,333	300	7%
Grade (grams/tonne)	0.35	0.39	(0.04)	(10%	)
Recovery	76.9%	78.4%	(1.5% )	(2%	)
Gold equivalent ounces:
Produced	40,732	42,900	(2,168)	(5%	)
Sold	43,984	46,127	(2,143)	(5%	)
Financial Data (in millions)
Metal sales	$28.5	$25.2	$3.3	13%
Cost of sales(a)	16.0	15.1	0.9	6%
Accretion and reclamation expense	0.2	0.2	—	0%
Depreciation, depletion and amortization	3.1	2.8	0.3	11%

	9.2	7.1	2.1	30%
Exploration	0.3	0.4	(0.1)	(25%	)
Other	0.9	0.7	0.2	29%

Segment earnings	$8.0	$6.0	$2.0	33%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent ounces produced decreased during the first quarter of 2007 by 5% over the corresponding quarter in 2006. This decrease occurred due to an increase in the number of tonnes processed, which was more than offset by mining lower grade ore at a lower recovery rate. The increase in the tonnes processed was due to mining softer ore in the first quarter of 2007.

  •
  The reduction in the number of ounces sold in the first quarter of 2007 of 5% when compared to the same period in 2006 and an increase in the price of gold, netted an overall increase in revenue of 13%.

  •
  The increase in cost of sales by 6% quarter-over-quarter, was due to the appreciation in the Brazilian real against the United States dollar and increases in consumables costs, partially offset by reduced costs for labour and fuel, and improved supplies utilization due to processing the softer ore.

  •
  Depreciation, depletion and amortization increased 11% as additions were made to property, plant and equipment for mobile equipment.

La Coipa (50% ownership; Goldcorp 50% and operator) — Chile

	Three months ended March 31,
	2007	2006	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	909	1,130	(221)	(20%	)
Tonnes processed (000's)(a)	783	1,577	(794)	(50%	)
Grade (grams/tonne)
Gold	0.79	1.19	(0.40)	(34%	)
Silver	281.68	58.18	223.50	384%
Recovery
Gold	59.9%	82.9%	(23.0% )	(28%	)
Silver	73.7%	52.7%	21.0%	40%
Gold equivalent ounces:
Produced	56,295	38,627	17,668	46%
Sold	48,026	40,066	7,960	20%
Silver ounces produced (000's)	2,502.1	769.5	1,732.6	225%
Financial Data (in millions)
Metal sales	$31.4	$22.5	$8.9	40%
Cost of sales(b)	9.7	11.3	(1.6)	(14%	)
Accretion and reclamation expense	0.3	0.2	0.1	50%
Depreciation, depletion and amortization	5.0	5.6	(0.6)	(11%	)

	16.4	5.4	11.0	204%
Exploration	0.6	0.4	0.2	50%
Other	0.1	—	0.1	nm

Segment earnings	$15.7	$5.0	$10.7	214%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)
"nm" refers to not meaningful.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent production increased 46% in the first three months of 2007 when compared to the same period in 2006. The quantity of tonnes processed was lower by 50% and grade and recovery of gold was down 34% and 28% respectively. Production of high grade silver ore from the Puren mine was cut back to allow for maximum recovery in the mill, and production was supplemented by increased processing of ore from the La Coipa mine and stockpiles. However, the decrease was more than offset by the increase in the silver grade and recovery by 384% and 40% respectively.

  •
  Revenue increased 40% due to higher realized gold and silver prices and a 20% increase in the number of gold equivalent ounces sold.

  •
  Due to a reduction in the tonnes processed, cost of sales decreased by 14% between the first quarter of 2006 and the first quarter of 2007. There were also decreases in the cost of consumables, and in particular, cyanide, energy and lime, which were partially offset by increases in costs for outsourced services and mill liners.

  •
  The decrease in depreciation, depletion and amortization of 11% was the result of an increase in reserves at the end of 2006.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended March 31,
	2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	202	198	4	2%
Tonnes processed (000's)(a)	202	198	4	2%
Grade (grams/tonne)	7.69	7.96	(0.27)	(3%	)
Recovery	95.0%	95.2%	(0.2% )	(0%	)
Gold equivalent ounces:
Produced	23,740	24,121	(381)	(2%	)
Sold	27,503	23,938	3,565	15%
Financial Data (in millions)
Metal sales	$17.7	$13.2	$4.5	34%
Cost of sales(b)	6.2	4.5	1.7	38%
Depreciation, depletion and amortization	3.0	2.8	0.2	7%

	8.5	5.9	2.6	44%
Exploration	0.1	0.1	—	0%
Other	0.1	0.1	—	0%

Segment earnings	$8.3	$5.7	$2.6	46%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2007 vs. first quarter 2006

  •
  Gold production dropped slightly to 23,740 gold equivalent ounces between the first quarter of 2006 and the first quarter of 2007 reflecting a decrease in the grade and recovery rate, partially offset by an increase in the tonnes processed.

  •
  Sales revenue increased due to the increase in ounces sold and a higher realized gold price.

  •
  Cost of sales increased 38% in the first quarter of 2007 compared to the same period in 2006 as a result of a 15% increase in gold equivalent ounces sold, the strengthening of the Brazilian real to the United States dollar, and higher costs for professional services, production taxes, labour and energy costs.

Musselwhite (31.93% ownership; Goldcorp 68.07% and operator) — Canada

	Three months ended March 31,
	2007	2006	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	408	405	3	1%
Tonnes processed (000's)(a)	333	354	(21)	(6%	)
Grade (grams/tonne)	5.19	4.71	0.48	10%
Recovery	95.5%	94.4%	1.1%	1%
Gold equivalent ounces:
Produced	17,030	16,168	862	5%
Sold	16,560	16,860	(300)	(2%	)
Financial Data (in millions)
Metal sales	$10.7	$9.3	$1.4	15%
Cost of sales(b)	7.8	7.2	0.6	8%
Depreciation, depletion and amortization	2.5	2.4	0.1	4%

	0.4	(0.3)	0.7	nm
Exploration	0.2	0.7	(0.5)	(71%	)

Segment earnings (loss)	$0.2	$(1.0)	$1.2	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)
"nm" refers to not meaningful.

First quarter 2007 vs. first quarter 2006

  •
  Gold production in the first quarter of 2007 increased due to improved grade and recovery rates as compared to the first quarter of 2006, although tonnes of ore mined decreased due to unplanned equipment and labour availability issues and a power outage.

  •
  Although fewer gold equivalent ounces were sold, total revenue increased 15% reflecting a higher average gold price from the same period in 2006.

  •
  Cost of sales increased 8%, largely due to increased underground mining costs for mobile equipment and tires.

  •
  Depreciation, depletion and amortization in the first quarter of 2007 remained relatively unchanged when compared to the same period in 2006.

Maricunga(d) (100% ownership and operator; 2006: 50% ownership and operator) — Chile

	Three months ended March 31,
	2007(d)	2006(d)	Change	% Change(e)
Operating Statistics(c)
Tonnes ore mined (000's)(a)	3,976	3,127	849	27%
Tonnes processed (000's)(a)	4,002	3,125	877	28%
Grade (grams/tonne)	0.76	0.71	0.05	7%
Gold equivalent ounces:
Produced	41,040	32,214	8,826	27%
Sold	37,995	31,948	6,047	19%
Financial Data (in millions)
Metal sales	$24.5	$17.8	$6.7	38%
Cost of sales(b)	15.4	10.7	4.7	44%
Accretion and reclamation expense	—	0.1	(0.1)	(100%	)
Depreciation, depletion and amortization	2.0	1.3	0.7	54%

	7.1	5.7	1.4	25%
Exploration	0.6	—	0.6	nm

Segment earnings	$6.5	$5.7	$0.8	14%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(d)
The results (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 26, 2007 and 100% ownership thereafter.

(e)
"nm" refers to not meaningful.

First quarter 2007 vs. first quarter 2006

  •
  Gold equivalent ounces produced in the first quarter of 2007 increased 27% as compared to the same period in 2006, with the addition of 10,985 gold equivalent ounces to the account of Kinross due to the acquisition of the balance of the ownership interest in the mine in 2007. The increase was partially offset by higher production resulting from the initial loading of the leach pads on start up in 2006.

  •
  The revenue increase of 38% is due to 10,162 gold equivalent ounces sold that are to the account of Kinross as a result of the acquisition of Bema, and a higher realized gold price when compared with the corresponding period in 2006.

  •
  Cost of sales for the period increased over the same period in 2006 due to the Company's additional 50% interest in the mine, increased production and the effects of the increase in carrying value of inventory acquired as part of the Bema acquisition, to fair market value.

  •
  Depreciation, depletion and amortization expense increased as a result of the acquisition of 100% interest in the mine, offset in part by an increase in reserves, which caused a decrease in depreciation for the period, compared to the first quarter of 2006.

Kettle River

        There was no production at Kettle River in the first quarter of 2007 or throughout 2006, as mining activity ceased in 2005, and the mill was temporarily shut down. Efforts are now underway to finalize the permitting process and prepare the Buckhorn mine for operations and ready the mill for production. The Company expects that the remaining permits will be issued by the summer of 2007 subject to any further appeals. The appeals of the already issued permits and authorizations by the Okanagan Highlands Alliance remain outstanding. The Company believes that the appeals are defensible.

Julietta

        The Julietta mine was acquired as part of the Bema acquisition. Therefore, the results for Julietta are for the period from February 27, 2007 through to March 31, 2007. Gold equivalent production was 7,763 ounces and 14,086 gold equivalent ounces were sold. As a result of valuing the acquired inventory at fair market value at the time of acquisition, cost of sales included this mark-up, contributing to a net loss of $1.5 million for the one month period ended March 31, 2007.

Other Operating Segments

        Other operating segments include the Kubaka mine in Russia. All mining activities at Kubaka ceased in 2006 and the property is now in reclamation.

Exploration and business development

        Exploration and business development expense was $7.9 million in the first quarter of 2007, an increase of $0.4 million, or 5%, from the corresponding period in 2006. The focus for 2007 is to replace and increase reserves at existing sites, including the recently acquired properties in Russia and Chile, as well as North America. Exploration efforts are also continuing at the Company's development projects in an effort to increase reserves.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the first quarter of 2007 were $14.7 million, an increase of $4.6 million from the corresponding period in 2006. The increase is primarily related to higher personnel costs, expenses related to integrating Bema, one month of additional costs related to the Bema acquisition, and higher consulting fees and technology costs.

Other income (expense) — net

	Three months ended March 31,		2007 vs 2006
(in millions)	2007	2006	Change	Change %(a)
Interest and other income	$3.4	$1.7	$1.7	100%
Interest expense	(0.6)	(2.5)	1.9	nm
Foreign exchange losses	(7.1)	(9.4)	2.3	nm
Non-hedge derivative gains (losses)	26.9	(2.5)	29.4	nm

Other income (expense) — net	$22.6	$(12.7)	$35.3	nm

(a)
"nm" refers to not meaningful.

        Other income and expense went from a net expense of $12.7 million in the first quarter of 2006 to net income of $22.6 million in the corresponding period in 2007. This was primarily the result of recording net unrealized non-hedge derivative gains on the change in fair market value of gold and silver derivative contracts that were acquired with the purchase of Bema, from the date of acquisition to March 31, 2007. The gains were partially offset by losses realized on non-hedge derivatives, as contracts were settled in the quarter.

Interest and other income and interest expense

        Interest and other income increased to $3.4 million from $1.7 million, and interest expense decreased to $0.6 million from $2.5 million in the first quarter of 2007 as compared to the same period in 2006. This was due to an increase in cash balances and lower long-term debt balances, prior to the additional debt taken on as a result of the acquisition of Bema in late February 2007. Interest expense was also lower in 2007 since $3.2 million in interest was capitalized in the first quarter of 2007 as compared to $0.5 million in the first quarter of 2006.

Unrealized non-hedge derivative gains

        Non-hedge derivative liabilities with a fair market value of $209.4 million were recorded upon the acquisition of Bema. During the period from the date of acquisition to March 31, 2007, the net mark-to-market gains totalled $26.9 million. Of this amount, net gains were recorded on gold and silver forward sales contracts of $9.7 million and gains of $16.8 million on call options sold, partially offset by losses on put options bought of $0.3 million. Non-realized hedge gains were recorded of $0.1 million in interest rate swaps. There were unrealized non-hedge derivative losses of $2.5 million in the first three months of 2006.

Foreign exchange losses

        Losses on foreign currency exchange in the first three months of 2007 totalled $7.1 million as compared to losses of $9.4 million in the same period in 2006. This was primarily due to the appreciation of the Brazilian real on the Company's translation of real denominated future tax liabilities.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil and Chile, have impacted the effective tax rate on the taxable income earned in the jurisdiction. The Company is currently experiencing increases in the effective tax rates, resulting in an increase in the tax provision in the first quarter of 2007. On earnings before taxes and other items of $88.2 million, the Company recorded a net income and mining tax expense of $19.2 million. This compares to a provision of $0.6 million on earnings before taxes and other items of $9.7 million in the first quarter of 2006.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended March 31,		2007 vs 2006
(in millions)	2007	2006	Change	Change %(a)
Cash flow:
Provided from operating activities	$90.2	$20.1	$70.1	349%
Used in investing activities	(52.7)	(35.1)	(17.6)	nm
Provided from financing acitvities	29.6	0.2	29.4	nm
Effect of exchange rate changes on cash	0.4	1.3	(0.9)	(69%	)

Increase (decrease) in cash and cash equivalents	67.5	(13.5)	81.0	nm
Beginning of period	154.1	97.6	56.5	58%

End of period	$221.6	$84.1	$137.5	163%

(a)
"nm" refers to not meaningful.

        Cash balances increased to $221.6 million from $154.1 million at December 31, 2006 as compared to a net decrease in cash and cash equivalents of $13.5 million in the first quarter of 2006. Operating activities added $90.2 million, the issuance of common shares brought in $24.1 million and increases in net debt contributed $11.2 million. Cash of $69.7 million was used to invest in property, plant and equipment in the first quarter of 2007.

Operating Activities

        Earnings of $68.5 million, driven by higher gold and silver prices, caused cash flow provided from operating activities to increase to $90.2 million in the first quarter of 2007 as compared to $20.1 million in the first quarter of 2006. Increases in operating assets and liabilities contributed $5.8 million compared to a use of $23.2 million in the corresponding period in 2006.

Investing Activities

        Net cash used in investing activities totalled $52.7 million and $35.1 million in the first quarter of 2007 and 2006, respectively. This is the result of the Company's capital projects, whereby $69.7 million was spent in the first quarter of 2007, a 101% increase from the same period in 2006. The following provides a breakdown of capital expenditures:

	Three months ended March 31,		2007 vs 2006
(in millions)	2007	2006	Change	Change %(a)
Operating Segments
Fort Knox	$8.5	$8.9	$(0.4)	(4%	)
Round Mountain	9.5	2.9	6.6	228%
Porcupine Joint Venture	5.1	4.7	0.4	9%
Paracatu	20.1	8.4	11.7	139%
La Coipa	0.6	3.0	(2.4)	(80%	)
Crixás	1.9	1.7	0.2	12%
Musselwhite	2.3	1.1	1.2	109%
Maricunga	2.2	2.3	(0.1)	(4%	)
Kettle River	8.4	—	8.4	nm
Julietta	0.3	—	0.3	nm
Other operations	10.2	0.6	9.6	1,600%
Corporate & other	0.6	1.1	(0.5)	(45%	)

	$69.7	$34.7	$35.0	101%

(a)
"nm" refers to not meaningful.

        The majority of the spending was at Paracatu, Fort Knox, Round Mountain and the Porcupine Joint Venture, where expansion projects are underway, and at Kettle River related to the development of the Buckhorn mine. Other operations includes $9.9 million spent on the Kupol project.

Financing Activities

        Net cash flow received from financing activities in the first quarter of 2007 was the result of the issuance of common shares which brought in $24.1 million and a net increase in debt of $11.2 million from the same period in 2006.

Balance Sheet

	As at:
(in millions)	March 31, 2007	December 31, 2006
Cash and cash equivalents	$221.6	$154.1
Current assets	$440.1	$293.0
To tal assets	$5,884.5	$2,053.5
Current liabilities	$246.4	$207.7
Total debt, including current portion(a)	$429.3	$89.9
Total liabilities(b)	$1,399.8	$585.5
Shareholders' equity	$4,484.7	$1,468.0
Statistics
Working capital	$193.7	$85.3
Working capital ratio(c)	1.79:1	1.41:1

(a)
Includes long-term debt and preferred shares.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

        During the quarter, cash increased $67.5 million to $221.6 million, with cash flow from operating activities contributing $90.2 million and cash from financing activities contributing $29.6 million. This was reduced by investing activities that used $52.7 million in cash. The Company's net debt position, consisting of cash and cash equivalents, less long-term debt went from a net cash position at December 31, 2006 of $64.2 million to a net debt position at March 31, 2007 of $175.6 million. The increase in debt is primarily the result of the purchase of Bema, with the addition of debt related to the Kupol project totalling $259.8 million as at March 31, 2007, the debt component of convertible notes of $21.3 million and additional debt related to the acquisition of the 50% of CMM that Kinross did not already own.

        Net working capital increased $108.4 million to $193.7 million in the first quarter of 2007. Cash, accounts receivable, inventories and accounts payable and the current portion of long-term debt all increased as a result of improved earnings and the acquisition of Bema.

        As of May 3, 2007, there were 591.4 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.3 million share purchase options outstanding under its share option plan and 25.0 million common share purchase warrants outstanding, (convertible to 8.3 million Kinross shares). In addition, there were 29.2 million warrants outstanding (convertible to 13.0 million Kinross shares) that were assumed as part of the Bema acquisition.

Credit Facilities

        Kinross has utilized $231.5 million of the $300.0 million corporate revolving credit facility, consisting of letters of credit of $171.5 million and a draw of $60.0 million. This compares to utilization of $269.0 million at March 31, 2006, as $80.0 million in debt was paid down and there was an additional $42.5 million in letters of credit issued in 2007. Since December 31, 2006 an additional $15.0 million was drawn against the $200.0 million term loan facility, increasing the balance outstanding to $20.0 million.

        As a result of the acquisition of Bema, Kinross has recorded 100% of the outstanding debt of CMM, resulting in an increase in the Maricunga capital leases to $18.3 million from $9.9 million at December 31, 2006. Also included in long-term debt at March 31, 2007 is an $8.3 million revolving credit facility originally undertaken by CMM relating directly to Bema's interest in the Maricunga mine.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at March 31, 2007, $240.0 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and $nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, Long-term debt and credit facilities in the interim financial statements for the quarter ended March 31, 2007.

Liquidity Outlook

        The major uses of cash outside of operating activities and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totalled $69.7 million during the first three months of 2007 and the forecast is to spend approximately $450 million by the end of the year, not including the Kupol project. The full year capital expenditure forecast includes $260 million related to the Paracatu expansion, $60 million for the Buckhorn project and $100 million for sustaining capital. Reclamation and remediation spending for the full year is forecast to be approximately $30 million, with $3.7 million having already been spent in the first quarter of 2007. Exploration and business development expenditures of $7.9 million were incurred in the first quarter of 2007. It is anticipated that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2007.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, foreign currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company has also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As a result of the acquisition of Bema, the Company has gold and silver forward contracts to deliver 295,000 ounces of gold and 2,850,000 ounces of silver, call options sold of 505,400 ounces and 8,100,000 ounces of gold and silver, respectively and put options purchased of 719,300 ounces of gold and 8,100,000 ounces of silver. Settlement dates are from 2007 through 2012, at prices ranging from $405 per ounce to $677 per ounce for gold and $7.87 to $13.83 for silver. Kinross also had contracts to sell $90.0 million and $30.0 million U.S. dollars for Brazilian reais during the balance of 2007 and the first quarter of 2008 at exchange rates of 2.2000 and 2.2400, respectively. Forward contracts were also in place at March 31, 2007 to purchase 63,000 barrels of diesel fuel at a price of $58.36 per barrel. Also acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $44.0 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75%.

Fair value of derivative instruments

(in millions)	As at March 31, 2007
Interest rate swap	$1.0
Foreign currency forward contracts	5.6
Gold and silver forward contracts	(75.0)
Gold and silver call options sold	(111.1)
Gold and silver put options bought	10.0
Silver lease rate swap	(1.1)
Energy forward contract	0.2

$(170.4)

7.     Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures ("disclosure controls"). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective. With respect to the recent acquisition of Bema, the Company has not yet determined whether or not to apply the acquisitions exemption allowed under the Sarbanes-Oxley Act of 2002.

8.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2006 Annual MD&A.

9.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended March 31, 2007.

10.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2006 Annual MD&A, the 2006 Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or upon request from the Company.

11.  Summary of Quarterly Results

	2007	2006				2005
(in millions except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$245.7	$231.4	$223.6	$252.3	$198.3	$190.0	$181.1	$174.6
Net earnings (loss)	$68.5	$41.0	$50.3	$65.6	$8.9	$(154.3)	$(44.4)	$(16.4)
Basic earnings (loss) per share	$0.16	$0.11	$0.14	$0.19	$0.03	$(0.45)	$(0.13)	$(0.05)
Diluted earnings (loss) per share	$0.15	$0.11	$0.14	$0.19	$0.03	$(0.45)	$(0.13)	$(0.05)
Cash flow provided from operating activities	$90.2	$91.2	$85.8	$94.9	$20.1	$23.8	$52.5	$30.6

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) that a long-term lease replacing the short term lease for the Kupol lands and construction permits required from time to time will be obtained from the Russian authorities on a basis consistent with Kinross' current expectations, (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; and (9) the accuracy of Kinross' current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the "Risk Analysis" section hereof, and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		March 31, 2007	December 31, 2006
		(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$221.6	$154.1
Restricted cash	Note 7	6.3	1.3
Accounts receivable and other assets	Note 4	68.1	38.1
Inventories	Note 4	144.1	99.5

		440.1	293.0
Property, plant and equipment	Note 4	3,129.1	1,331.0
Goodwill	Note 4	1,990.8	293.4
Long-term investments	Note 4	155.0	25.8
Unrealized fair value of derivative assets	Note 6	16.8	—
Future income and mining taxes		37.7	29.4
Deferred charges and other long-term assets	Note 4	115.0	80.9

		$5,884.5	$2,053.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$198.0	$161.0
Current portion of long-term debt	Note 7	26.9	17.9
Current portion of reclamation and remediation obligations	Note 8	21.5	28.8

		246.4	207.7
Long-term debt	Note 7	370.3	72.0
Reclamation and remediation obligations	Note 8	142.8	139.6
Unrealized fair value of derivative liabilities	Note 6	187.2	—
Future income and mining taxes		405.5	143.8
Other long-term liabilities		15.5	7.5

		1,367.7	570.6

Non-controlling interest		17.0	—

Convertible preferred shares of subsidiary company		15.1	14.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	4,885.7	2,001.7
Contributed surplus		80.3	54.6
Accumulated deficit		(518.6)	(587.1)
Accumulated other comprehensive income	Note 5	37.3	(1.2)

		4,484.7	1,468.0

Commitments and contingencies	Note 12

		$5,884.5	$2,053.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		587,842,038	362,704,112

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended March 31,
		2007	2006
Revenue
Metal sales		$245.7	$198.3
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		124.1	121.5
Accretion and reclamation expense		3.0	3.0
Depreciation, depletion and amortization		30.3	29.2

		88.3	44.6
Other operating costs		6.7	4.6
Exploration and business development		7.9	7.5
General and administrative		14.7	10.1
Gain on disposal of assets and investments — net	Note 3	(6.6)	—

Operating earnings		65.6	22.4
Other income (expense) — net	Note 4	22.6	(12.7)

Earnings before taxes and other items		88.2	9.7
Income and mining taxes expense — net		(19.2)	(0.6)
Equity in losses of associated companies		(0.5)	—
Non-controlling interest		0.2	—
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)

Net earnings		$68.5	$8.9

Earnings per share
Basic		$0.16	$0.03
Diluted		$0.15	$0.03
Weighted average number of common shares outstanding (millions)	Note 10
Basic		440.8	345.9
Diluted		445.9	346.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended March 31,
	2007	2006
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$68.5	$8.9
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	30.3	29.2
Accretion and reclamation expenses	3.0	3.0
Gain on disposal of assets and investments — net	(6.6)	—
Equity in losses of associated companies	0.5	—
Unrealized non-hedge derivative gains — net	(26.9)	—
Future income and mining taxes	8.1	(3.7)
Non-controlling interest	(0.2)	—
Stock-based compensation expense	3.3	1.4
Unrealized foreign exchange losses and other	4.4	4.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	6.2	(9.3)
Inventories	(2.7)	(8.3)
Accounts payable and other liabilities	2.3	(5.6)

Cash flow provided from operating activities	90.2	20.1

Investing:
Additions to property, plant and equipment	(69.7)	(34.7)
Business acquisitions, net of cash acquired	2.3	—
Additions to long-term investments and other assets	(0.3)	(0.9)
Proceeds from the sale of property, plant and equipment	0.2	0.5
Other	14.8	—

Cash flow used in investing activities	(52.7)	(35.1)

Financing:
Issuance of common shares	24.1	0.7
Proceeds from issuance of debt	15.0	4.8
Repayment of debt	(3.8)	(5.3)
Settlement of derivative instruments acquired in Bema acquisition	(5.7)	—

Cash flow provided from financing activities	29.6	0.2

Effect of exchange rate changes on cash	0.4	1.3

Increase (decrease) in cash and cash equivalents	67.5	(13.5)
Cash and cash equivalents, beginning of period	154.1	97.6

Cash and cash equivalents, end of period	$221.6	$84.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended March 31,
		2007	2006
Common share capital and common share purchase warrants
Balance, January 1,		$2,001.7	$1,777.6
Shares issued on acquisition of Bema		2,642.1	—
Warrants issued on acquisition of Bema		141.9	—
Equity portion of convertible notes acquired on acquisition of Bema		23.7	—
Common shares issued for stock-based awards		0.8	2.2
Transfer of fair value of expired warrants and options		—	(0.1)
Transfer from contributed surplus from exercise of options and restricted shares		14.7	—
Cash proceeds on options and warrants exercised		24.1	—
Conversion of convertible notes		36.7	—
Conversion of redeemable retractable preferred shares		—	2.7

Balance at the end of the period		$4,885.7	$1,782.4

Contributed surplus
Balance, January 1,		$54.6	$52.6
Stock-based compensation		2.5	0.6
Options issued on acquisition of Bema		37.9	—
Transfer of fair value of expired options		—	0.1
Transfer of fair value of exercised options and restricted shares		(14.7)	(0.8)

Balance at the end of the period		$80.3	$52.5

Accumulated deficit
Balance, January 1,		$(587.1)	$(752.9)
Net earnings		68.5	8.9

Balance at the end of the period		$(518.6)	$(744.0)

Accumulated other comprehensive income	Note 5	$37.3	$(1.2)

Balance at the end of the period		$(481.3)	$(745.2)

Total common shareholders' equity		$4,484.7	$1,089.7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended March 31,
		2007	2006
Net earnings		$68.5	$8.9
Other comprehensive income, net of tax:	Note 5
Unrealized gains on long-term investments		14.4	—
Unrealized gains on financial investments		4.3	—
Currency translation adjustment on equity investments		(0.1)	—

Other comprehensive income		18.6	—

Total comprehensive income		$87.1	$8.9

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2006, except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.

  Subsequent to the acquisition of Bema Gold Corporation ("Bema"), the name of Bema was changed to EastWest Gold Corporation ("EastWest Gold"). In conjunction with the consolidation of operations of EastWest Gold into those of Kinross, the name of the Refugio mine in Chile has been changed to the Maricunga mine.

  Certain comparative figures for 2006 have been reclassified to conform to the 2007 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income" ("Section 1530") on January 1, 2007. A new category, Accumulated other comprehensive income, has been added to the statement of common shareholders' equity. This category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts and changes in the fair value of the effective portion of cash flow hedging instruments. The impact on the Company's financial position of adopting Section 1530 is that shareholder's equity increased by $18.7 million at January 1, 2007 and $37.3 million at March 31, 2007.

  (b)
  On January 1, 2007, the Company adopted CICA Handbook Section 3855 "Financial Instruments — Recognition and Measurement" ("Section 3855"), retroactively, without restatement. Section 3855 requires that all financial instruments be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Under this new standard, financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. Also under this standard, any financial instrument can be designated as held-for-trading upon initial recognition. The Company's policy is to record financial assets and liabilities net of transaction costs. As a result of adopting Section 3855, the Company recorded an increase in the carrying value of marketable securities of $19.9 million on January 1, 2007.

  (c)
  The Company adopted CICA Handbook Section 3865, "Hedges" ("Section 3865") on January 1, 2007. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a non-functional currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item.

  (d)
  In July, 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes.

  Recent pronouncements

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company's financial statements.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema. As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema are consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in Russia, the Kupol gold and silver project (75%) in northeast Russia and the Cerro Casale property (49%) in Chile. The results of operations of Bema are consolidated into those of Kinross for the period February 27, 2007 to March 31, 2007.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema Options were exchanged for Kinross Replacement Options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema Warrants or Bema Convertible Notes, the holders of the warrants or notes will receive 0.4447 Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. The Company's assessment of final valuation estimates is furthest advanced in respect of inventories, long-term investments, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets and liabilities and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2007 on completion of the valuation process and analysis of resulting tax effects.

Preliminary purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	34.3
Inventories	43.2
Property, plant and equipment (including mineral interests)	1,773.4
Unrealized fair value of derivative assets	11.4
Long-term investments	92.0
Future income and mining tax assets	17.8
Other long-term assets	38.9
Accounts payable and accrued liabilities	(30.7)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(9.9)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(254.7)
Other long-term liabilities	(0.9)
Non-controlling interest	(17.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

  (ii)
  Disposition of Lupin Mine

    On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") finalized the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden owns the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CDN $3.0 million standby letter of credit to Wolfden in support of this obligation. The Company also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents:

	March 31, 2007	December 31, 2006
Cash on hand and balances with banks	$70.7	$26.7
Short-term deposits	150.9	127.4

	$221.6	$154.1

  (ii)
  Accounts receivable and other assets:

	March 31, 2007	December 31, 2006
Trade receivables(a)	$4.6	$6.6
Taxes recoverable	33.9	11.2
Prepaid expenses	9.4	4.8
Other	20.2	15.5

	$68.1	$38.1

    (a)
    Accounts receivable are classified as loans and receivables and accounted for at amortized cost.

  (iii)
  Inventories:

	March 31, 2007	December 31, 2006
Ore in stockpiles(a)	$30.6	$36.2
Ore on leach pads(b)	20.9	15.8
In-process	23.3	9.3
Finished metal	33.5	19.6
Materials and supplies	68.4	50.0

	176.7	130.9
Long-term portion of ore in stockpiles(a)	(32.6)	(31.4)

	$144.1	$99.5

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (viii).

    (b)
    Ore on leach pads at March 31, 2007, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2018 and at Maricunga in 2020.

  (iv)
  Property, plant and equipment — net:

	March 31, 2007			December 31, 2006
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line amortization basis	$204.3	$(113.6)	$90.7	$196.2	$(105.0)	$91.2
Units of production amortization basis	1,267.4	(686.6)	580.8	1,133.1	(676.6)	456.5

	$1,471.7	$(800.2)	$671.5	$1,329.3	$(781.6)	$547.7

Mineral Interests
Producing properties	$939.6	$(225.4)	$714.2	$923.8	$(216.7)	$707.1
Development properties	1,648.4	—	1,648.4	—	—	—
Exploration properties	95.0	—	95.0	76.2	—	76.2

	$2,683.0	$(225.4)	$2,457.6	$1,000.0	$(216.7)	$783.3

Total property, plant and equipment	$4,154.7	$(1,025.6)	$3,129.1	$2,329.3	$(998.3)	$1,331.0

    (a)
    Capitalized interest during the three months ended March 31, 2007 and 2006 was $3.2 million and $0.5 million, respectively, and is included in property, plant and equipment. Interest capitalized during the three months ended March 31, 2007, relates to capital expenditures at Fort Knox, Round Mountain, Paracatu and Kupol and during the three months ended March 31, 2006, related to Fort Knox and Round Mountain.

    (b)
    Cost includes adjustments for the impairment in the carrying value of property, plant and equipment.

  (v)
  Capitalized stripping:

	March 31, 2007			December 31, 2006
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,(a)	$18.5	$33.5	$52.0	$1.1	$—	$1.1
Additions	6.3	6.6	12.9	17.4	37.9	55.3
Amortization(b)		(3.8)	(3.8)	—	(4.4)	(4.4)

Balance, end of period	$24.8	$36.3	$61.1	$18.5	$33.5	$52.0

    (a)
    The opening balance relates to costs of the Round Mountain pit expansion that commenced in late 2005.

    (b)
    Amortization of deferred stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (vi)
  Goodwill:

    The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2007
	Dec 31, 2006
		Additions	March 31
Operating segments
Bema acquisition(a)	$—	$1,697.4	$1,697.4
Round Mountain	58.7	—	58.7
La Coipa	71.4	—	71.4
Crixas	38.0	—	38.0
Paracatu	65.5	—	65.5
Musselwhite	29.0	—	29.0
Kettle River	20.9	—	20.9
Other operations	9.9	—	9.9

Total	$293.4	$1,697.4	$1,990.8

    (a)
    Goodwill relating to the acquisition of Bema will be allocated to the operating segments upon final allocation of the purchase price.

  (vii)
  Long-term investments:

    Long-term investments of $155.0 million includes available-for-sale investments that are marked to market, with the unrealized gain or loss recorded as other comprehensive income. At March 31, 2007, long-term investments increased by $55.4 million to $81.2 million with the market value of the investments and the unrealized gains were recorded as other comprehensive income. A transition gain of $19.9 million was recorded in other comprehensive income on January 1, 2007.

Available-for-sale investments			December 31, 2006
	March 31, 2007
	Fair Value	Gains (losses) in OCI(a)	Fair Value
Securities in an unrealized gain position
Equity securities(b)	$79.5	$34.7	$43.6

	79.5	34.7	43.6
Securities in an unrealized loss position
Equity securities	1.7	(0.4)	2.1

	1.7	(0.4)	2.1

	$81.2	$34.3	$45.7

    (a)
    OCI refers to other comprehensive income.

    (b)
    Included in fair value at March 31, 2007 are equity securities with a fair value of $21.1 million at March 31, 2007 acquired on the acquisition of Bema.

  (viii)
  Deferred charges and other long-term assets:

	March 31, 2007	December 31, 2006
Long-term ore in stockpiles(a)	$32.6	$31.4
Deferred charges, net of amortization	—	3.8
Long-term receivables	39.5	13.2
Advance on the purchase of capital equipment	28.3	22.6
Acquisition costs	—	8.2
Other	14.6	1.7

	$115.0	$80.9

    (a)
    Long-term ore in stockpiles represents stockpiled ore at the Company's Fort Knox and Kettle River mines and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture which is not scheduled for processing within the next twelve months.

  (ix)
  Accounts payable and accrued liabilities:

	March 31, 2007	December 31, 2006
Trade payables(a)	$51.0	$49.1
Accrued liabilities	70.4	60.9
Employee related accrued liabilities	27.8	18.6
Taxes payable	31.0	17.9
Accruals related to acquisition	—	1.3
Other accruals	17.8	13.2

	$198.0	$161.0

    (a)
    Accounts payable are classified as financial liabilities, measured at amortized cost.

  Consolidated Statement of Operations

  (x)
  Other income (expense) — net:

	Three months ended March 31,
	2007	2006
Interest income and other	$3.4	$1.7
Interest expense	(0.6)	(2.5)
Foreign exchange losses	(7.1)	(9.4)
Non-hedge derivative gains (losses)	26.9	(2.5)

	$22.6	$(12.7)

  Consolidated Statements of Cash Flows

  (xi)
  Interest and taxes paid:

	Three months ended March 31,
	2007	2006
Interest	$2.5	$3.1
Income taxes	$9.3	$3.0

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME

Cumulative translation adjustment at January 1, 2006	$(1.2)
Unrealized gains on long-term investments, net of tax of $nil	19.9

Accumulated other comprehensive income at January 1, 2007	18.7

Other comprehensive income for the three months ended March 31, 2007
Unrealized gains on long-term investments, net of tax of $nil	14.4
Unrealized gains on financial derivatives, net of tax of $1.3	4.3
Currency translation adjustment on equity investments, net of tax of $nil	(0.1)

Other comprehensive income, net of tax	$18.6

Accumulated other comprehensive income, end of the period	$37.3

6.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  The Company manages its exposure to changes in prices of gold and silver, foreign currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting where hedging relationships exist and have been documented.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forwards sales contracts, call option and put options, primarily due to requirements related to the Kupol project financing terms.

  Foreign currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real as part of this risk management strategy.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating.

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract.

  Energy

  The Company is also exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines. The Company has entered into forward contracts to establish the price for diesel fuel and manage the risk of fuel price increases.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than redeemable retractable preferred shares and capital leases, approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Fair Value	Asset/(Liability) Acquired	AOCI(d)	Transfer to Earnings
Interest rate contracts
Interest rate swap	$1.0	$1.1	$—	$(0.1)

	$1.0	$1.1	$—	$(0.1)

Currency contract
Foreign currency forward contracts(a)	$5.6	$—	$5.4	$0.2

	$5.6	$—	$5.4	$0.2

Commodity contracts
Gold and silver forward contracts(b)	$(75.0)	$(91.0)	$—	$9.7
Gold and silver call options sold	(111.1)	(127.9)	—	16.8
Gold and silver put options bought	10.0	10.3	—	(0.3)
Silver lease rate swap	(1.1)	(1.9)	—	0.8
Energy forward contract(c)	0.2	—	0.2	—

	$(177.0)	$(210.5)	$0.2	$27.0

	$(170.4)	$(209.4)	$5.6	$27.1

  (a)
  The net gain of $0.2 million relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense)-net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  During the three months ended March 31, 2007, a liability acquired of $6.3 million was settled for cash of $5.7 million.

  (c)
  The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (d)
  AOCI refers to accumulated other comprehensive income.

  For the three months ended March 31, 2007, Kinross recorded unrealized gains on the gold and silver hedge contracts of $26.2 million being the change in fair value since they were acquired on February 27, 2007.

  Interest rates

  As part of the Kupol project financing, the Company has an interest rate swap, a purchased interest rate cap, and a sold interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on a loan balance that varies from $44.0 million up to $140.0 million over the life of the loan. The fair market value of the interest rate swap was $1.0 million as at March 31, 2007.

  The maximum rate that the Company will pay on the cap is 6.37% and the minimum on the floor is 4.75%. When floating U.S. dollar interest rates are between the cap and the floor, there is no interest received or paid by the Company. The notional amount varies between $37.2 million and $70.0 million over the life of the loan.

  Foreign currency

  At March 31, 2007, Kinross had outstanding fixed foreign exchange forward contracts to sell $90.0 million and $30.0 million U.S. dollars, and purchase Brazilian reais during the remainder of 2007 and the first three months of 2008, at an average forward exchange rate of 2.2000 and 2.2400 Brazilian reais for one U.S. dollar, respectively. The unrealized gain on these contracts at March 31, 2007 was $5.6 million. At March 31, 2006, the Company had fixed forward contracts to sell $6.0 million U.S. dollars and purchase Brazilian reais during the remaining nine months of 2006 at an average forward exchange rate of 2.47 Brazilian reais for one U.S. dollar.

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga, which are intended to protect against a decline in future metal prices. At March 31, 2007, the following gold and silver derivative contracts were outstanding:

	YEAR OF SETTLEMENT
(ounces in thousands)						Kupol Project	Julietta & Maricunga
	2007	2008	2009	2010-2012	Total
Gold
Forward contracts (ounces)	48.5	38.8	58.5	149.2	295.0	201.3	93.7
Average price per ounce	$431	$509	$566	$561
Call options sold (ounces)	44.3	42.8	103.6	314.7	505.4	424.7	80.7
Average price per ounce	$462	$477	$674	$677
Put options purchased (ounces)	51.0	44.8	160.1	463.4	719.3	629.8	89.5
Average price per ounce	$405	$414	$490	$489
Silver
Forward contracts (ounces)	150.0	—	900.0	1,800.0	2,850.0	2,700.0	150.0
Average price per ounce	$7.87	$—	$8.20	$8.20
Call options sold (ounces)	—	—	2,700.0	5,400.0	8,100.0	8,100.0	—
Average price per ounce	$—	$—	$13.83	$13.83
Put options purchased (ounces)	—	—	2,700.0	5,400.0	8,100.0	8,100.0	—
Average price per ounce	$—	$—	$9.67	$9.67

  Silver lease rates

  The Company had silver floating lease rate swaps totalling 9.0 million ounces of silver at a fixed annual rate of 2.0%, at March 31, 2007, amortizing throughout the years 2009 to 2011. There was an unrealized loss of $1.1 million on this contract at March 31, 2007 (March 31, 2006 — $nil).

  Energy forward contract

  During January 2007, the Company entered into forward contracts to purchase diesel fuel for delivery throughout 2007. As at March 31, 2007, the balance of the contracts outstanding was 63.0 thousand barrels at a price of $58.36 per barrel. There was an unrealized gain of $0.2 million on these contracts as at March 31, 2007 (March 31, 2006 — $nil).

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at			As at
			Interest Rates	Nominal Amount	March 31, 2007 Fair Value Adjustment(a)	Carrying Amount	December 31, 2006 Carrying Amount
Corporate revolving credit facility	(i	)	Variable	$60.0	$(2.4)	$57.6	$60.0
Corporate term loan facility	(i	)	Variable	20.0	(0.9)	19.1	5.0
Paracatu — short-term loan	(ii	)	5.67%	12.8	—	12.8	15.0
Maricunga capital leases	(iii	)	5.7% — 6.2%	18.3	—	18.3	9.9
Maricunga revolving credit facility	(iv	)	Variable	8.3	—	8.3	—
Kupol project financing	(v	)	Variable	240.0	—	240.0	—
Kupol IFC loan	(v	)	Variable	19.8	—	19.8	—
Debt portion of convertible notes	(vi	)	3.25%	21.3	—	21.3	—

				400.5	(3.3)	397.2	89.9
Less: current portion				(26.9)	—	(26.9)	(17.9)

Long-term debt				$373.6	$(3.3)	$370.3	$72.0

  (a)
  Includes transaction costs on debt financing.

  (i)
  Corporate revolving credit and term loan facilities

    In addition to the London Inter Bank Offered Rate ("LIBOR") loans of $60.0 million ($57.6 million, net of $2.4 million of deferred financing charges) drawn against the corporate revolving credit facility, letters of credit totaling $171.5 million were also drawn against this facility as at March 31, 2007. During the three months ended March 31, 2007, the Company drew $15.0 million ($14.1 million, net of $0.9 million of deferred financing charges) to fund short-term needs relating to the expansion project.

  (ii)
  Paracatu short-term loan

    The balance of the Paracatu short-term loan outstanding at December 31, 2006 was fully repaid within the 30 day repayment period and an additional $12.8 million was drawn during the three months ended March 31, 2007.

  (iii)
  Maricunga capital leases

    Through the acquisition of the 50% interest in Compañia Minera Maricunga ("CMM"), as a result of the acquisition of Bema, the Company has included 100% of the equipment under capital lease.

  (iv)
  Maricunga revolving credit facility

    A subsidiary of Bema had entered into a $10.0 million revolving term loan for working capital purposes relating to the recommencement of operations at the Maricunga mine. As a result of the acquisition of Bema, the Company assumed this facility, which includes a guarantee by the Company and a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility matures on December 31, 2007, and includes customary covenants for debt financing of this type.

  (v)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The Company has received a waiver from the project lenders giving the Company until July 31, 2007 to complete certain conditions precedent, consisting of the reclassification of the Kupol property as industrial land and securing a long-term lease in respect of the Kupol property, which were outstanding as at March 31, 2007.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A is for $250.0 million and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Tranche B, for $150.0 million, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development

    Canada, IFC and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a six and a half year term from drawdown, and Tranche B has a seven and a half year term. The annual interest rate is (a) LIBOR plus 2% prior to economic completion of the Kupol Mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of March 31, 2007 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million share purchase warrants outstanding relating to this issuance which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive one Kinross share plus CDN $0.01, at a price of $6.61 until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date.

  (vi)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26th in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into common shares of Kinross.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

	As at
	March 31, 2007	December 31, 2006
Balance, January 1,	$168.4	$175.9
Additions resulting from acquisitions(a)	9.9	0.1
Dispositions(b)	(13.2)	(4.9)
Reclamation spending	(3.8)	(22.8)
Accretion and reclamation expense	3.0	33.5
Change in estimates	—	(13.4)

Balance at end of period	$164.3	$168.4
Less: current portion	(21.5)	(28.8)

Long term balance	$142.8	$139.6

  (a)
  Reflects the 2007 acquisition of Bema (Note 3 — Acquisitions and divestitures) and the 2006 acquisition of Crown.

  (b)
  Reflects the disposal of the Lupin mine (see Note 3 — Acquisitions and divestitures) and the disposal of the New Britannia mine in 2006.

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the three months ended March 31, 2007 is as follows:

	Three months ended March 31, 2007
	Number of shares	Amount
	(000's)	$
Common shares
Balance, January 1,	362,704	$1,992.3
Issued:
On acquisition of Bema	216,033	2,642.1
Under employee share plan	38	0.5
Under stock option and restricted share plans	2,594	31.0
Conversions:
Warrants	2,242	26.3
Convertible notes(a)	4,231	51.7
Equity portion of convertible notes(a)	—	8.7

Balance, end of period	587,842	$4,752.6

Common share purchase warrants
Balance, January 1,	8,333	$9.4
On acquisition of Bema	20,085	141.9
Conversion of warrants	(2,242)	(18.2)

Balance, end of period	26,176	$133.1

Total common share capital and common share purchase warrants		$4,885.7

  (a)
  See Note 7 for further discussion of the convertible debenture.

  A summary of the status of the stock option plan and changes during the three months ended March 31, 2007 are as follows:

Canadian $ denominated options	2007
	(000's)	Weighted average exercise price (CDN $)
Balance, January 1,	2,515	$12.53
Exercised	(2,421)	7.69
Options issued on Bema acquisition	8,193	8.75
Granted	1,039	13.94
Cancelled/expired	(10)	12.73

Outstanding at March 31,	9,316	$10.62

US $ denominated options	2007
	(000's)	Weighted average exercise price ($)
Balance, January 1,	31	$22.40
Cancelled/expired	(29)	23.43

Outstanding at March 31,	2	$9.15

  The following table summarizes information about the stock options outstanding and exercisable at March31, 2007:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
	(000's)	($)	(years)	(000's)	($)	(years)
Exercisable in Canadian dollars:
$ 2.34 — $ 3.51	896	CDN $ 3.25	1.03	896	CDN $ 3.25	1.03
$ 5.81 — $ 8.72	903	6.97	2.80	898	6.96	2.80
$ 8.73 — $13.07	6,248	11.30	3.46	4,608	10.92	3.30
$13.08 — $19.61	1,207	13.88	4.65	17	14.71	2.58
$19.62 — $46.16	62	38.57	0.54	62	38.57	0.54

	9,316	CDN $10.62	3.30	6,481	CDN $ 9.59	2.89

Exercisable in United States dollars:
$9.15	2	$9.15	0.75	2	$9.15	0.75

	2	$9.15	0.75	2	$9.15	0.75

  A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2007 are as follows:

Canadian $ denominated common share purchase warrants	2007
	(000's)(a)	Weighted average exercise price (CDN $)
Balance, January 1,(b)	8,333	$15.00
Warrants issued on acquisition of Bema(c)	15,926	9.60
Exercised	(2,242)	4.27

Outstanding at March 31,	22,017	$12.19

US $ denominated common share purchase warrants	2007
	(000's)(a)	Weighted average exercise price ($)
Balance, January 1,	—	$—
Warrants issued on acquisition of Bema(c)	4,159	6.77

Outstanding at March 31,	4,159	$6.77

  (a)
  Represents share equivalent of warrants.

  (b)
  This balance consists of $25.0 million share purchase warrants. These warrants can be converted into 8.3 million common shares on or before December 5, 2007, by exchanging three common share purchase warrants for one common share at an exercise price of CDN $15.00.

  (c)
  As a result of the acquisition of Bema, there are 45.2 million Bema warrants outstanding that are convertible into 20.1 million Kinross shares plus CDN$0.01 per Bema warrant.

  The following table summarizes information about the common share purchase warrants outstanding and exercisable at March 31, 2007:

	Warrants outstanding
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)	($)	(years)
Exercisable in Canadian dollars:
$3.14 — $4.71	8,979	CDN $ 4.19	0.56
$14.00 — 22.50	13,038	17.70	2.04

	22,017	CDN $12.19	2.62

Exercisable in United States dollars:
$6.29 — $9.43	4,048	$6.60	6.68
$12.89	111	$12.89	$4.16

	4,159	$6.77	6.61

  (a)
  Represents share equivalent of warrants.

10.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended March 31,
	2007	2006
(Number of common shares in thousands)
Basic weighted average shares outstanding:	440,801	345,868
Weighted average shares dilution adjustments:
Dilutive stock options(a)	2,529	246
Restricted shares	1,228	363
Warrants(a)	8,595	—
Kinam preferred shares	331	—
Convertible notes	2,444	—

Diluted weighted average shares outstanding	455,928	346,477

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	93	170
Kinam preferred shares	—	331
Common share purchase warrants	4,705	8,333

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three months ended March 31, 2007 and 2006, the average share prices used were $12.96 and $10.06 per share, respectively.

  (b)
  These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2007 and 2006, respectively.

11.  SEGMENTED INFORMATION

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended March 31, 2007:
Operating segments
Fort Knox	$47.5	$23.8	$0.3	$8.0	$0.5	$—	$0.1	$14.8
Round Mountain	55.0	24.2	0.4	1.7	0.6	—	—	28.1
Porcupine Joint Venture	22.0	14.1	0.4	2.3	0.2	—	0.1	4.9
Paracatu	28.5	16.0	0.2	3.1	0.3	—	0.9	8.0
La Coipa	31.4	9.7	0.3	5.0	0.6	—	0.1	15.7
Crixas	17.7	6.2	—	3.0	0.1	—	0.1	8.3
Musselwhite	10.7	7.8	—	2.5	0.2	—	—	0.2
Maricunga(d)	24.5	15.4	—	2.0	0.6	—	—	6.5
Kettle River	—	—	0.2	—	0.1	—	1.6	(1.9)
Julietta(e)	8.4	6.9	0.1	2.3	0.5	—	0.1	(1.5)
Other operations	—	—	0.2	—	0.2	—	2.5	(2.9)
Corporate and other(f)	—	—	0.9	0.4	4.0	—	9.3	(14.6)

Total	$245.7	$124.1	$3.0	$30.3	$7.9	$—	$14.8	$65.6

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended March 31, 2006:
Operating segments
Fort Knox	$37.1	$21.5	$0.3	$6.0	$0.1	$—	$0.1	$9.1
Round Mountain	51.7	27.6	0.4	5.6	0.4	—	—	17.7
Porcupine Joint Venture	17.8	14.1	0.5	2.3	0.8	—	0.3	(0.2)
Paracatu	25.2	15.1	0.2	2.8	0.4	—	0.7	6.0
La Coipa	22.5	11.3	0.2	5.6	0.4	—	—	5.0
Crixas	13.2	4.5	—	2.8	0.1	—	0.1	5.7
Musselwhite	9.3	7.2	—	2.4	0.7	—	—	(1.0)
Maricunga(d)	17.8	10.7	0.1	1.3	—	—	—	5.7
Kettle River	0.1	—	0.2	—	—	—	1.5	(1.6)
Julietta(e)	—	—	—	—	—	—	—	—
Other operations	8.6	8.6	0.2	—	1.2	—	1.9	(3.3)
Corporate and other(f)	(5.0)	0.9	0.9	0.4	3.4	—	10.1	(20.7)

Total	$198.3	$121.5	$3.0	$29.2	$7.5	$—	$14.7	$22.4

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.

  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.

  (d)
  Results include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.

  (e)
  Results are from February 27, 2007, the date of acquisition of Bema.

  (f)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

			Capital expenditures
	Segment assets		Three months ended March 31,
	As at

	March 31, 2007	Dec 31, 2006
			2007	2006
Operating segments
Fort Knox	$186.3	$183.1	$8.5	$8.9
Round Mountain	164.4	157.3	9.5	2.9
Porcupine Joint Venture	111.9	107.7	5.1	4.7
Paracatu	626.0	600.4	20.1	8.4
La Coipa	167.4	177.2	0.6	3.0
Crixas	94.9	96.0	1.9	1.7
Musselwhite	113.5	113.2	2.3	1.1
Maricunga(a)	241.2	116.4	2.2	2.3
Kettle River	277.9	269.4	8.4	—
Julietta(b)	55.5	—	0.3	—
Other operations(e)	1,782.0	75.6	10.2	0.6
Corporate and other(c)(d)	2,063.5	157.2	0.6	1.1

Total	$5,884.5	$2,053.5	$69.7	$34.7

  (a)
  Capital expenditures include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.

  (b)
  Capital expenditures are from February 27, 2007, the acquisition of Bema.

  (c)
  As at March 31, 2007, Corporate and other included unallocated goodwill relating to the acquisition of Bema of $1,697.4 million.

  (d)
  Includes corporate, shutdown operations and other non-core operations. Also includes $158.3 million and $99.5 million in cash and cash equivalents held at the Corporate level as at March 31, 2007 and December 31, 2006, respectively.

  (e)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007. Capital expenditures include $9.9 million relating to Kupol during the period from February 27 through March 31, 2007.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales		Property, plant & equipment
	Three months ended March 31,		As at
			March 31, 2007	December 31, 2006
	2007	2006
Geographic information:
United States	$102.5	$88.9	$466.3	$449.8
Canada	32.7	22.1	181.0	177.9
Brazil	46.2	38.4	582.6	571.7
Chile	55.9	40.3	773.6	131.6
Russia	8.4	8.6	1,125.6	—

Total	$245.7	$198.3	$3,129.1	$1,331.0

  Sales of customers greater than 10% of total Metal sales

	Metal sales
	Three months ended March 31,
Rank	2007	2006
1	$69.3	$24.3
2	50.2	22.3
3	29.1	21.9
4	28.2	21.5
5	—	17.9

Total	$176.8	$107.9

12.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

DIRECTORS	EXECUTIVE TEAM	CORPORATE INFORMATION

JOHN A. BROUGHACS
President
Torwest Inc.
TYE W. BURT
President & Chief Executive
Officer
Kinross Gold Corporation
JOHN K. CARRINGTONEGS
Retired Mining Executive
RICHARD S. HALLISEYEGR
President
Sullivan Holdings Limited
JOHN M.H. HUXLEYACR
Retired Executive
JOHN A. KEYESER
Retired Mining Executive
COLE E. MCFARLANDGR
Retired Mining Executive
CATHERINE MCLEOD-SELTZERC
President & Chief Executive Officer
Pacific Rim Mining Corporation
GEORGE F. MICHALSGS
Retired Executive
TERENCE C.W. REIDEA
Retired Mining Executive
JOHN E. OLIVERCS
Senior Vice President, Atlantic Region
Bank of Nova Scotia

 A     Audit Committee
C     Human Resources,
        Compensation and
        Nominating Committee
E      Environmental, Health
        and Safety Committee
G     Corporate Governance
        Committee
R     Risk Committee
S Special Committee

TYE W. BURT
President & Chief Executive Officer
TIMOTHY C. BAKER
Executive Vice President and
Chief Operating Officer
THOMAS M. BOEHLERT
Executive Vice President and
Chief Financial Officer
HUGH A. AGRO
Senior Vice President,
Corporate Development
GEOFFREY P. GOLD
Senior Vice President and
Chief Legal Officer
RONALD W. STEWART
Senior Vice President, Exploration
LISA M. ZANGARI
Senior Vice President, Human Resources

CORPORATE OFFICE
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3Y2
Telephone    (416) 365-5123
Fax                (416) 365-6622
Toll Free       (866) 561-3636
U.S. OFFICE
670 Sierra Rose Drive
Reno, Nevada USA 89511
Telephone    (775) 829-1000
Fax                (775) 829-1666
TRANSFER AGENT & REGISTRAR
Computershare Investor Services Inc.
Toronto, Ontario
Canada
Toll Free       1-800-564-6253
Computershare Trust Company (N.A.)
Denver, Colorado
USA
Telephone    1-800-962-4284
LEGAL COUNSEL
 Blake, Cassels & Graydon LLP
Toronto, Ontario
Canada

 Cassels, Brock & Blackwell LLP
Toronto, Ontario
Canada

 Osler, Hoskin & Harcourt LLP
Toronto, Ontario
Canada

 Parr Waddoups Brown Gee & Loveless
Salt Lake City, Utah
USA
AUDITORS
KPMG LLP
Toronto, Ontario
Canada

INVESTOR RELATIONS
Contact
Email             info@kinross.com
Website          www.kinross.com
Toll-Free        1-(866) 561-3636

 Tracey M. Thom
Director, Investor Relations
and Corporate Communications
Telephone (416) 365-1362
TRADING DATA
TSX
K – common
K.U – U.S. dollar traded common
K.WT – warrants (Exp. 12/07/07)
K.WT.A – warrants (Exp. 12/07/07)
K.WT.B – warrants (Exp. 10/22/07)

 NYSE
KGC – common
ADDITIONAL INFORMATION
Copies of Kinross publications available at www.kinross.com or from the Company include the Management Information Circular and the Annual Information Form (AIF).

There are also certain differences between the corporate governance practices applicable to Kinross and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found at www.kinross.com/corp/governance-corp.html.

QuickLinks

Management's Discussion and Analysis for the three months ended March 31, 2007
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, (in millions of United States dollars)